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RECEIVED
2009 MAR 30 P 2:-5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank** Der Oesterreichischen, **Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/03/09
No. of pages including this one	2

09045729

SUPPL

Please find attached the following Erste Bank release:

Erste Group to strengthen Management Board
Johannes Leobacher joins as member for GCIB

dlw 3/31

ERSTE GROUP

INVESTOR INFORMATION

Vienna, 30 March 2009

Erste Group to strengthen Management Board
Johannes Leobacher joins as member for GCIB

At today's meeting of Erste Group Bank AG's Supervisory Board, Johannes Leobacher was appointed to the Management Board of Erste Group. He will be responsible for Group Corporates and Investment Banking and will take up his responsibilities on the Management Board with effect from 1st April 2009.

He takes the place of Franz Hochstrasser, who had been acting as interim Head of Group Corporate and Investment Banking since Johannes Kinsky passed away unexpectedly in June 2008. Mr. Hochstrasser will continue to fulfil his original responsibilities as Deputy Chairman of the Management Board and Head of Group Markets.

Johannes Leobacher (44) is married and was born in Salzburg. A graduate in economics, he joined one of Erste Group's predecessor banks – GiroCredit - in 1990. Since then he has held various management positions in the trading and treasury divisions, as well as in structured finance where his focus was on corporate finance advisory, M&A and restructuring of loan portfolios. In the ten years leading up to his appointment to the Management Board of Erste Group, he has been heading the Group's Capital Markets Division and has gained a reputation for running one of Europe's most efficient capital markets operations. As a result, Mr. Leobacher not only has the required experience for his new role, but knows Erste Group and all of its operations extremely well, which will be a great asset to his division's further development and future success.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

ERSTE GROUP BANK AG

Graben 21
1010 Vienna
Phone: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Head Office Vienna
Commercial Court Vienna
FN 33209 m
DVR 0031313, Bank Code 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender / From:

Datum/date: 30-MAR-2009

Mitarbeiter/attn.: Jammalova Marketa 0397 EH
Abteilung/department: 0397
Telefon/phone: +43 (0)5 0100 - 17795
Fax: +43 (0)5 0100 9 - 17795
E-Mail: Marketa.Jammalova@erstegroup.com

Empfänger / To:

Mitarbeiter/attn.:
Fax: 0012027729207

Nachricht/Message: Erste Group Investor News: Erste Group to strengthen Management Board

	Absender/From		Empfänger/To
Firma	**Erste Group Bank AG**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Group Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Paul Dudek** **Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**+43 (0)5 0100 - 913036**		
E-Mail	**investor.relations@erstegroup.com**		

Sie erhalten / Transmission consists of 1 Seite(n) einschließlich dieser. / page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir

ERSTE GROUP

INVESTOR INFORMATION

Vienna, 30 March 2009

Erste Group to strengthen Management Board
Johannes Leobacher joins as member for GCIB

At today's meeting of Erste Group Bank AG's Supervisory Board, Johannes Leobacher was appointed to the Management Board of Erste Group. He will be responsible for Group Corporates and Investment Banking and will take up his responsibilities on the Management Board with effect from 1st April 2009.

He takes the place of Franz Hochstrasser, who had been acting as interim Head of Group Corporate and Investment Banking since Johannes Kinsky passed away unexpectedly in June 2008. Mr. Hochstrasser will continue to fulfil his original responsibilities as Deputy Chairman of the Management Board and Head of Group Markets.

Johannes Leobacher (44) is married and was born in Salzburg. A graduate in economics, he joined one of Erste Group's predecessor banks – GiroCredit - in 1990. Since then he has held various management positions in the trading and treasury divisions, as well as in structured finance where his focus was on corporate finance advisory, M&A and restructuring of loan portfolios. In the ten years leading up to his appointment to the Management Board of Erste Group, he has been heading the Group's Capital Markets Division and has gained a reputation for running one of Europe's most efficient capital markets operations. As a result, Mr. Leobacher not only has the required experience for his new role, but knows Erste Group and all of its operations extremely well, which will be a great asset to his division's further development and future success.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.